UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT
Novelis Inc.

(Exact name of the registrant as specified in its charter)

Canada    001-32312    98-0442987

(State or other jurisdiction of    (Commission    (IRS Employer
incorporation or organization)    File Number)    Identification No.)

3560 Lenox Road, Suite 2000, Atlanta, GA    30326

(Address of principal executive offices)     (Zip code)

Nichole Robinson - Assistant General Counsel: (404) 760-4000

(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015

Section 1 -- Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure

Novelis Inc. (“Novelis” or the “Company”) produces aluminum sheet and light gauge products primarily for use in the beverage can, automotive and specialties (including consumer electronics, architecture, and other transportation) end use markets. As of March 31, 2016, the Company had manufacturing operations in 11 countries on four continents: North America, South America, Asia and Europe, through 25 operating facilities, including recycling operations in 11 of these plants.  The information contained in this report includes the activities of all of our majority owned subsidiaries.  Based on our internal assessment, none of the aluminum or alloys in our supply chain contain conflict minerals that are necessary to the production or functionality of Novelis products.  Certain of the products we produce have a coating that is produced using a chemical compound derived from tin applied to them before shipping to our customers. These compounds are used at very low levels by certain of our coatings suppliers.

Summary

Based on our reasonable country of origin inquiry (“RCOI”) and the procedures described in this Form SD, Novelis has determined that, with respect to the products reported in this Form SD for the period from January 1, 2015 to December 31, 2015 (the “Reporting Period”), the Company has no reason to believe that any conflict minerals in its supply chain may have originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “DRC”), as those terms are defined by the Securities and Exchange Commission.

Reasonable Country of Origin Inquiry

Novelis has adopted conflict minerals procedures focused on Novelis’ compliance with the Securities and Exchange Commission’s regulations and the Company’s disclosure obligations related to conflict minerals. These procedures have guided Novelis’ supply chain due diligence efforts and our RCOI conducted in connection with this Form SD.

Novelis’ conflict minerals efforts and initial RCOI process were designed to identify manufactured (or contracted to be manufactured) products and provide transparency over its product supply chain concerning the requisite conflict minerals issues. Our RCOI was also designed to determine whether any conflict minerals in our relevant products originated in the DRC. Novelis’ RCOI process included:

•	establishing a working group comprised of representatives from the legal and procurement functions and external advisors with conflict minerals expertise;

•	conducting a survey of Novelis’ suppliers to obtain information about the presence and origin of any conflict minerals contained in the products they supply to us;

•	compiling completed surveys and other supplier communications into a company database;

•	communicating with any suppliers that did not timely respond to surveys or provided incomplete surveys; and

•	analyzing supplier responses and evaluating information in a manner designed to provide the Company with a reasonable basis for its conclusions in this Form SD.

Specifically, Novelis arrived at the determination described in this Form SD by conducting, in good faith, its RCOI regarding the conflict minerals that (i) the Company identified as necessary to the functionality or the production of its manufactured (and contracted to be manufactured) products and (ii) were subject to review in the current Reporting Period. For purposes of Novelis’ conflict minerals analysis in this Form SD, Novelis considered the flat rolled aluminum products that Novelis sold to its customers during the Reporting Period as “completed.” Therefore, in connection with this Form SD, the term “Completed Products” refers to the flat rolled aluminum products that Novelis sold to its customers during the Reporting Period.

As part of the RCOI, Novelis identified its suppliers that delivered products, materials or supplies to Novelis from January 1, 2015 through December 31, 2015, and distributed surveys to these suppliers soliciting detailed information concerning the presence, if any, and source, of conflict minerals in the items supplied to Novelis. In connection with this process and pursuant to further inquiries by Novelis’ internal working group, Novelis was able to determine that a small number of all items purchased from its suppliers that were included in the Company’s Completed Products may contain conflict minerals, and those suppliers did not provide Novelis with a reason to believe that any conflict minerals contained in such products originated in the DRC.

Determination

Based on the results of its RCOI, Novelis has determined that, with respect to any necessary conflict minerals in its Completed Products, Novelis has no reason to believe the conflict minerals may have originated in the DRC.

Additional Information

A copy of the information contained in this Form SD can be found at www.novelis.com/investors, under "SEC Filings" and "Form SD-Conflict Minerals Disclosure."

Item 1.02 Exhibit

None.

Section 2 -- Exhibits

Item 2.01 Exhibits

None.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Novelis Inc.

By: /s/ Leslie J. Parrette, Jr.                Date: May 31, 2016
Name: Leslie J. Parrette, Jr.
Title: General Counsel and Corporate Secretary